Exhibit 99.1

Itamar Medical Appoints Scott P. Serota to its Board of Directors

CAESAREA, Israel, January 27, 2021 -- Itamar Medical Ltd. (NASDAQ and TASE: ITMR), a leading medical device and digital health company focused on the integration of sleep apnea management into the cardiac patient care pathway, today announced the appointment of Scott P. Serota to its Board of Directors.

Mr. Serota’s vast experience includes two decades serving as president and CEO of the Blue Cross Blue Shield Association (BCBSA), the largest health insurance provider in the U.S., covering 107 million members, or one in three of all Americans. Prior to being named president and CEO in 2000, he served four years as a senior executive including two years as chief operating officer and earlier as vice president for system development responsible for new business strategy and the BCBS Technology Evaluation Center, the nation’s leading source for evaluating the safety and efficacy of emerging medical treatments. Mr. Serota retired from BCBSA at the end of 2020. Prior to joining BCBSA, Mr. Serota was president and CEO of Chicago-based Rush Prudential Health Plans.

“We are delighted to welcome Scott to Itamar’s board,” said Dr. Giora Yaron, Chairman of Itamar’s Board of Directors. “His extensive and impressive background at the forefront of the healthcare insurance landscape will provide invaluable guidance as Itamar seeks to expand its leadership role in the diagnosis and treatment of sleep disorders.”

Mr. Serota is a founding member of the National Business Group on Health’s Institute on Healthcare Costs and Solutions, a Board member of Brain Research Foundation, and an advisory board member of Paragon Biosciences. Notably, Mr. Serota was appointed by President George W. Bush to the Policy Committee of the White House Conference on Aging, where he advised the Administration and Congress on policies, programs and services affecting the nation’s older citizens. During the George W. Bush administration, Mr. Serota also served as chairman of the Subcommittee on Health.

Mr. Serota earned a bachelor’s degree from Purdue University and a master’s in health administration and planning from the Washington University School of Medicine. He holds an honorary Doctor of Science from Purdue University and has been named a distinguished alumnus of both Purdue and Washington University.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the US, Japan, and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com